For Immediate Release

Bright Minds to Announce Topline Results for BMB-101 Phase 2 Trial in Absence Seizures and Developmental and Epileptic Encephalopathies on Tuesday, January 6, 2026

– Conference Call and Live Webcast at 8AM ET –

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NEW YORK CITY and VANCOUVER, British Columbia, January 5, 2026  – Bright Minds Biosciences Inc. (CSE: DRUG) (Nasdaq: DRUG) (“Bright Minds” or the “Company”), a clinical-stage biotechnology company focused on developing highly selective 5-HT receptor agonists for neurological and psychiatric disorders, today announced that it will host a conference call and live webcast at 8:00AM ET on January 6, 2026, to report topline results for the Phase 2 trial of BMB-101 in patients with drug-resistant Absence Seizures and Developmental and Epileptic Encephalopathy.

Webcast Information

The Bright Minds virtual event will be webcast live and a replay will be available after the event by visiting the “Investors” section of the Company’s website and selecting “Events and Presentations.”

Date and Time: January 6, 2026, 8AM ET

Webcast: https://app.livestorm.co/bright-minds-biosciences/bmb-101-topline-data-announcement

The call will include a discussion of the data followed by a Q&A session. Individuals who wish to ask questions should use the “Questions” tab available during the live webcast.

About Bright Minds Biosciences

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including Rare Epilepsy, Prader-Willi Syndrome, Depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@investorrelations.com